                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 2, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

FOR IMMEDIATE RELEASE - DRAFT

CONTACTS:

MERANT
Gary Greenfield
President & Chief Executive Officer
1-301-838-5223
Gary.Greenfield@merant.com

Ken Sexton
Chief Financial Officer
1-301-838-5210
Ken.Sexton@merant.com

FINANCIAL DYNAMICS
Giles Sanderson/Edward Bridges
United Kingdom
44-171-831-3113
giless@findyn.co.uk
edwardb@findyn.co.uk



             MERANT'S FOURTH QUARTER RESULTS AHEAD OF EXPECTATIONS

           -- Current Year's Growth Expected to Accelerate from Q2 --


Newbury, England and MOUNTAIN VIEW, California - June 2, 1999 - MERANT (London Stock Exchange: MRN; NASDAQ: MRNT), a leader in the fast-growing Enterprise Application Development marketplace, today reported results for the fourth fiscal quarter and fiscal year ended April 30, 1999.

For the fiscal fourth quarter, revenues were $96.1 million, up sequentially over revenues reported in the fiscal third quarter of $95.7 million, and compared to revenues of $107.0 million in last year's fourth fiscal quarter. Net earnings were $1.3 million, as compared to $12.7 million (excluding one-time acquisition charges under pooling accounting) in the fourth quarter last year. Diluted earnings per American Depositary Share(ADS) were $0.05 this year compared with $0.44 per ADS (excluding acquisition charges) in last year's fourth quarter. Diluted earnings per London Stock Exchange(LSE) ordinary share for the fourth quarter this year were $0.01 compared with $0.09 last year (excluding acquisition charges).

For fiscal year 1999, revenues were $374.2 million, compared to revenues of $379.0 million in fiscal 1998. Net earnings excluding one-time acquisition charges were $14.9 million, as compared to $34.5 million in the prior year. Diluted earnings per ADS (before acquisition charges) were $0.52 this year compared with $1.20 per ADS last year. Diluted earnings per LSE ordinary share (prior to one-time charges) for fiscal 1999 were $0.10 compared with $0.24 last year.

Commenting on the Company's results, MERANT President and CEO Gary Greenfield said, "We are especially proud of the improvement in revenues, which are up sequentially over the prior quarter, and exceeded our goal for this quarter. International operations continued to be strong, and there was a turnaround in North America. These results are a signal that our sales force is able to execute our aggressive plan."

"MERANT will continue to invest in sales and marketing in order to exploit our leadership position in Enterprise Application Development, a segment of the market with tremendous potential," Mr. Greenfield continued. "We are expecting accelerating revenue and profit growth over the course of the current fiscal year, beginning in the second quarter. With a Global 2000 customer base that includes the entire FORTUNE 100, our customers generally are well ahead of the Y2K curve. They are now looking for 21st century Enterprise Application Development solutions. MERANT is providing them the products and services that address e-Business, web enablement, web development and the information portal, among others."

Ken Sexton, MERANT's chief financial officer, said, "With the integration of Micro Focus and INTERSOLV complete, we expect to begin to realize cost savings of more than $10 million over the course of the current fiscal year. The Company remains in an excellent financial position with $121 million in cash and equivalents. During the fiscal year, operations generated enough cash to offset most of the payments for merger expenses incurred over the last several quarters."

Highlights of MERANT's fourth quarter include:

* E-business on Infoseek GO Network Driven by DataDirect Technology -- MERANT announced a new agreement with Infoseek Corp (NASDAQ: SEEK), a leader in the Web portal race and one of the world's largest directories of Web sites. Using MERANT DataDirect(R) technology as part of the GO Network, Infoseek is able to securely access disparate data sources across multiple platform types, providing fast, round-the-clock connectivity to real-time information for its cutomers.

* Merant Signs Strategic Agreement with HP -- MERANT and HP partner to provide mainframe-class speed and scalability for busines applications written in COBOL with a strategic agreement under which Hewlett-Packard Company will provide Micro Focus Server Express(TM) on HP's PA-RISC UNIX platforms. Under this same agreement, HP will also license and distribute Micro Focus Server Express.

* MERANT Micro Focus Delivers Mainframe-Class Speed and Scalability for e-business Applications for Solaris Operating Environment from Sun Microsystems -- The combination of MERANT Micro Focus COBOL(TM) for UNIX, the powerful enterprise application development environment, and the 64-bit Solaris Operating Environment from Sun Microsystems lets programmers increase the performance of core e-Business application processing by providing a robust anytime, anywhere computing environment for COBOL.

* Belk Stores Choose MERANT's Revolve Analysis Tool -- Belk Inc., a major East Coast department store chain selected the Micro Focus Revolve(R) application analysis and maintenance tool to maintain its information technology (IT) operations. Belk has used PC-based Revolve to analyze more than 30 million lines of COBOL code that manages key business functions, including purchase order management, invoice processing, payroll, inventory control and accounts payable/receivable.

* MERANT helps Systems Design Create a New Generation of e-Business Solutions for the Wholesale Distribution Industry -- Systems Design Inc. (SDI), a leading provider of technology for wholesale distributors, selected MERANT Micro Focus(R) products and services to help re-engineer its PRISM applications software, and accelerate its deployment via distributed systems, the Web, and e-Business applications.

* MERANT Introduced PVCS Professional 3.0 -- PVCS Professional(TM) 3.0 is the most complete software configuration management (SCM) solution available for managing development and change within teams and across the enterprise. PVCS Professional is an integrated suite that allows teams of any size to protect software assets, automate common tasks and manage changes throughout the project team and the enterprise. PVCS Professional, users can now manage all applications for business and e-Business from a single suite.

* MERANT PVCS and Mercury Interactive Announce Strategic Alliance to Improve Software Quality -- This alliance will provide Global 1000 customers with the industry's most tightly-integrated version management and testing solutions to address highly complex business critical applications. The partnership will deliver PVCS Version Manager(TM) functionality, the world's most widely used software configuration management software, in combination with the leading Mercury Interactive TestSuite Enterprise to provide a comprehensive level of enterprise software quality assurance for e-commerce applications.

About MERANT

Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. MERANT empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-Business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with more than $370 million in annual revenues and more than 2,000 employees, MERANT has approximately 500 technology partners and more than 5 million licenses at over 35,000 customer sites - including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT web site at http://www.merant.com.

                   (Tables and Supplemental Analysis Follow)

US GAAP Results

MERANT previously reported that it has elected to change its fiscal year end and accounting reference date to April 30 from January 31. Consequently, the Company is today reporting under US GAAP results for three months and the fiscal year ended April 30, 1999. Revenue for the fiscal year decreased 1% to $374.2 million from $379.0 million for the comparable twelve-month period ended April 30, 1998. Excluding one-time charges, net income for the fiscal year was $14.9 million compared with $34.5 million for fiscal 1998 and diluted earnings per ADS were $0.52 compared with $1.20 in the comparable prior-year period.

Summary financial results are as follows:

US Dollars, US GAAP                                  Three months ended               Year ended
(excluding one-time charges)                              April 30                     April 30
                                                     1999          1998           1999           1998
                                                     ----          ----           ----           ----
Net revenue                                         $96.1m        $107.0m        $374.2m        $379.0m
Net income                                          $ 1.3m        $ 12.7m        $ 14.9m        $ 34.5m
EPS : Diluted ADS equivalent                        $ 0.05        $  0.44        $  0.52        $  1.20

Basis of presentation: under US GAAP, the INTERSOLV acquisition has been accounted for as a pooling-of-interests, and accordingly all periods presented in US format disclose the combined results of Micro Focus and INTERSOLV

UK GAAP Results

Net revenue for the quarter increased 102% to GBP 59.4 million, from GBP 29.4 million for the quarter ended April 30, 1998.

The results of the quarter include a pre-tax charge for amortization of GBP 8.8 million against goodwill arising from the acquisition of INTERSOLV, Inc. ("INTERSOLV"). Excluding that charge, profit after taxation was GBP 1.1 million compared with GBP 3.4 million in the prior year period and diluted earnings per ordinary share were 0.7 pence compared with 4.3 pence. Including the effect of that charge, loss after taxation was GBP 7.7 million and loss per share was 5.5 pence compared to a profit after taxation of GBP 3.4 million and diluted earnings per share of 4.3 pence for the corresponding prior year period.

Pursuant to the change in the Company's financial year-end and accounting reference date, the UK format financial statements report the results for the fifteen-month period ending April 30, 1999. Prior year results are those reported for the twelve months ended January 31, 1998. Net revenue for the fifteen months ended April 30, 1999 increased 121% to GBP 215.5 million from GBP
97.0 million for the year ended January 31, 1998. Profit after taxation, excluding the non-recurring charges and amortization of goodwill arising on the acquisition of INTERSOLV, Inc., increased by 34% to GBP 14.0 million from GBP
10.4 million for the prior year period; and diluted earnings per share were 14.3 pence for the fifteen-month period compared with 13.3 pence for the prior twelve-month period.

GB Pounds, UK GAAP                                    Three months ended        Fifteen         Twelve months ended
                                                            April 30          months ended          January 31
                                                                               April 30
                                                     1999          1998            1999                 1998
                                                     ----          ----            ----                 ----
Revenue                                           GBP 59.4m     GBP 29.4m       GBP 215.5m            GBP 97.0m
Profit before taxation, merger costs and          GBP  1.7m      GBP 5.1m        GBP 21.4m            GBP 15.2m
   amortization of goodwill
(Loss) profit before taxation & merger            (GBP 7.1m)     GBP 5.1m         GBP 0.3m            GBP 15.2m
   costs
(Loss) profit after taxation, before              (GBP 7.7m)     GBP 3.4m        (GBP 7.1m)           GBP 10.4m
   merger costs
(Loss) profit after taxation & merger             (GBP 7.7m)     GBP 3.4m         (GBP 15.3m)         GBP 10.4m
   costs
EPS:  Basic                                         (5.5p)         4.5p           (14.3p)               14.0p
         Diluted                                    (5.5p)         4.3p           (14.3p)               13.3p

Basis of presentation: under UK GAAP, the INTERSOLV transaction has been accounted for as an acquisition, and accordingly the UK format results include the results of INTERSOLV from September 24, 1998, the date of  its acquisition

Trademarks

MERANT is a trademark, and Micro Focus is a registered trademark, of MERANT International Limited. INTERSOLV, DataDirect and PVCS are registered trademarks of MERANT Solutions Inc. All other trademarks as they appear in this announcement are the property of their respective owners.

Securities Exchanges

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. Prior year figures are based on the audited financial statements of the Company for the year ended January 31, 1998, which have been filed with the UK Registrar of companies; the auditors' reports on both the UK and US financial statements for the year ended January 31, 1998 were unqualified.

As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, beginning in 1997, MERANT commenced furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of the Annual Report for the year ended January 31, 1998 are available upon request to MERANT's offices in Mountain View, California, and Newbury, United Kingdom.

Risk Factors

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding expectations for revenue and profit growth, execution by MERANT's sales force, realization of cost savings, features and benefits of MERANT's products and services and expectations for MERANT's alliances with HP and Mercury Interactive. These forward-looking statements involve a number of risks and uncertainties. There are certain important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the ability to manage and integrate recently acquired businesses (including INTERSOLV) or other businesses that it may acquire in the future, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the ability of MERANT to develop, release and sell products and services to customers in the highly dynamic market for enterprise application development solutions, the potential need for enterprise application development solutions to shift based on changes in underlying technology standards coming into use, and the effect of competitors' efforts to enter MERANT's markets. Further information on potential factors which could affect the Company's financial results is included in the Registration Statement on Form F-4 relating to the INTERSOLV acquisition, MERANT's Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998, July 31, 1998, October 31, 1998 and INTERSOLV's Annual Report on Form 10-K for the year ended April 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the SEC, as they may be updated and amended with future filings.

MERANT plc - QUARTER ENDED APRIL 30, 1999
CONSOLIDATED STATEMENTS OF INCOME US FORMAT

---------------------------------------------------------------------------------------------------------------------------
(in thousands - except share, per share and ADS data)                         Three          Three      Twelve       Twelve
(unaudited)                                                                  months         months      months       months
                                                                              ended          ended       ended        ended
                                                                           April 30       April 30    April 30     April 30
                                                                               1999           1998        1999         1998
---------------------------------------------------------------------------------------------------------------------------
Net revenue
      Product revenue                                                       $50,953       $61,384    $193,144     $211,217
      Maintenance revenue                                                    23,784        24,533      98,858       88,344
      Service revenue                                                        21,314        21,070      82,200       79,464
---------------------------------------------------------------------------------------------------------------------------
Total net revenue                                                            96,051       106,987     374,202      379,025
---------------------------------------------------------------------------------------------------------------------------
Cost of revenue
      Cost of product revenue                                                 4,417         3,392      14,390       13,686
      Cost of maintenance revenue                                             5,911         5,599      24,445       21,058
      Cost of service revenue                                                16,516        17,409      68,074       64,309
---------------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                                        26,844        26,400     106,909       99,053
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                 69,207        80,587     267,293      279,972
---------------------------------------------------------------------------------------------------------------------------
Operating expenses
      Research and development                                               13,975        14,551      59,851       60,179
      Sales and marketing                                                    44,855        40,137     155,680      142,250
      General and administrative                                              9,633         7,414      35,158       29,477
      One time charges                                                          -          17,292      49,662       17,468
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                     68,463        79,394     300,351      249,374
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                   744         1,193    (33,058)       30,598
Interest income, net                                                          1,396         1,151       6,334        4,048
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                             2,140         2,344    (26,724)       34,646
Income taxes                                                                  (810)         (855)     (1,808)     (11,536)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                            $1,330        $1,489   ($28,532)      $23,110
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: basic                                            $0.01         $0.01     ($0.20)        $0.17
Net income (loss) per ADS: basic                                              $0.05         $0.05     ($1.00)        $0.84
---------------------------------------------------------------------------------------------------------------------------
Shares used in computing basic net income (loss) per share                  143,671       137,823     143,130      137,035
ADS's used in computing basic net income (loss) per ADS                      28,734        27,565      28,626       27,407
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: diluted                                          $0.01         $0.01     ($0.20)        $0.16
Net income (loss) per ADS: diluted                                            $0.05         $0.05     ($1.00)        $0.80
---------------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted net income (loss) per share                143,992       145,618     143,130      144,149
ADS's used in computing diluted net income (loss) per ADS                    28,798        29,124      28,626       28,830
---------------------------------------------------------------------------------------------------------------------------
Excluding one time charges
Income before taxes                                                           2,140        19,636      22,938       52,114
Net income                                                                    1,330        12,679      14,895       34,476
Net income per share: diluted                                                 $0.01         $0.09       $0.10        $0.24
Net income per ADS: diluted                                                   $0.05         $0.44       $0.52        $1.20
---------------------------------------------------------------------------------------------------------------------------

Note: Shares and per-share data for all periods presented above reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of close of business on March 13, 1998. Each American Depositary Share ("ADS") represents five ordinary shares.

MERANT plc - QUARTER ENDED APRIL 30, 1999
CONSOLIDATED BALANCE SHEETS US FORMAT

---------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                                       April 30     April 30
                                                                                                         1999         1998
                                                                                                  (Unaudited)
---------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
      Cash and cash equivalents                                                                       $86,580      $82,256
      Short-term investments                                                                           34,804       36,316
      Accounts receivable, net                                                                        111,317      110,571
      Prepaid expenses and other assets                                                                13,485       11,015
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                  246,186      240,158
---------------------------------------------------------------------------------------------------------------------------
Fixed Assets:
      Property, plant and equipment, net                                                               46,090       51,071
      Goodwill, net                                                                                    10,239        6,983
      Software product assets, net                                                                     17,007       25,738
      Other assets                                                                                      3,560        9,124
---------------------------------------------------------------------------------------------------------------------------
Total  assets                                                                                        $323,082     $333,074
---------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
      Bank loans                                                                                       $4,389       $5,126
      Accounts payable                                                                                 12,150       15,781
      Accrued employee compensation                                                                    24,352       30,675
      Income taxes payable                                                                             18,325       13,116
      Deferred revenue                                                                                 69,155       59,117
      Other current liabilities                                                                        28,196       22,112
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                             156,567      145,927
---------------------------------------------------------------------------------------------------------------------------
Long-term debt and other liabilities                                                                     -             650
Deferred income taxes                                                                                  14,304       14,423
---------------------------------------------------------------------------------------------------------------------------
Total  liabilities                                                                                   $170,871     $161,000
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
      Ordinary shares                                                                                   4,691        4,640
      Additional paid-in capital and other reserves                                                   154,868      151,802
      Unrealised gain on available-for-sale securities, net of tax                                       (23)           44
      Treasury stock                                                                                  (7,552)      (7,769)
      Retained earnings                                                                                 8,850       32,045
      Currency translation adjustment                                                                 (8,623)      (8,688)
---------------------------------------------------------------------------------------------------------------------------
Total  shareholders' equity                                                                          $152,211     $172,074
---------------------------------------------------------------------------------------------------------------------------
Total  liabilities and shareholders' equity                                                          $323,082     $333,074
---------------------------------------------------------------------------------------------------------------------------

Note: Pursuant to U.S. GAAP, balance sheet information at April 30, 1998 is restated to include the balance sheet of
MERANT as of January 31, 1998 and INTERSOLV as of April 30, 1998.

MERANT plc - QUARTER ENDED APRIL 30, 1999
CONSOLIDATED PROFIT AND LOSS ACCOUNT UK FORMAT

--------------------------------------------------------------------------------------------------------------------------
                                                                             Three         Three      Fifteen       Twelve
                                                                            months        months       months       months
                                                                             ended         ended        ended        ended
                                                                          April 30      April 30     April 30   January 31
                                                                              1999          1998         1999         1998
                                                                       (unaudited)   (unaudited)  (unaudited)
                                                                          GBP' 000      GBP' 000     GBP' 000     GBP' 000
--------------------------------------------------------------------------------------------------------------------------
Revenue
      Product revenue                                                        31,507       17,814      118,245       60,480
      Maintenance revenue                                                    14,683        7,870       56,454       28,233
      Service revenue                                                        13,162        3,685       40,774        8,302
--------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                59,352       29,369      215,473       97,015
--------------------------------------------------------------------------------------------------------------------------
Cost of revenue
      Cost of product revenue                                                 2,731        1,278        9,365        6,990
      Cost of maintenance revenue                                             3,652        2,077       16,998        6,984
      Cost of service revenue                                                10,202        2,563       29,247        8,861
--------------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                                        16,585        5,918       55,610       22,835
--------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                 42,767       23,451      159,863       74,180
--------------------------------------------------------------------------------------------------------------------------
Operating expenses
      Research and development                                                8,630        5,065       34,319       19,679
      Sales and marketing                                                    27,716       11,631       89,161       35,477
      General and administrative                                             14,394        2,273       40,412        6,288
--------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                     50,740       18,969      163,892       61,444
--------------------------------------------------------------------------------------------------------------------------
Operating (loss) /  profit                                                  (7,973)        4,482      (4,029)       12,736
Exceptional items                                                               -             -      (11,831)           -
--------------------------------------------------------------------------------------------------------------------------
(Loss) / profit before interest and taxation                                (7,973)        4,482     (15,860)       12,736
Interest income, net                                                            860          601        4,288        2,481
--------------------------------------------------------------------------------------------------------------------------
(Loss) / profit before taxation                                             (7,113)        5,083     (11,572)       15,217
Taxation                                                                      (614)      (1,652)      (3,707)      (4,791)
--------------------------------------------------------------------------------------------------------------------------
(Loss) / profit for the period after taxation                               (7,727)        3,431     (15,279)       10,426
--------------------------------------------------------------------------------------------------------------------------
(Loss) / earnings per share: basic                                          (5.52p)        4.54p     (14.30p)       13.97p
(Loss) / earnings per share: diluted                                        (5.52p)        4.27p     (14.30p)       13.28p
--------------------------------------------------------------------------------------------------------------------------
Number of shares: basic                                                     139,861       75,560      106,879       74,626
Number of shares: diluted                                                   139,861       80,268      106,879       78,526
--------------------------------------------------------------------------------------------------------------------------

Note: Shares and per-share data for all periods presented above reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of close of business on March 13, 1998.

MERANT plc - QUARTER ENDED APRIL 30, 1999
CONSOLIDATED BALANCE SHEET UK FORMAT

---------------------------------------------------------------------------------------------------------------------------
                                                                                                     April 30   January 31
                                                                                                         1999         1998
                                                                                                  (Unaudited)
                                                                                                     GBP' 000     GBP' 000
---------------------------------------------------------------------------------------------------------------------------
Fixed Assets:
      Intangible fixed assets                                                                         133,976       12,394
      Tangible fixed assets                                                                            28,633       23,836
      Investment                                                                                        4,691        4,886
---------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                   167,300       41,116
---------------------------------------------------------------------------------------------------------------------------
Current Assets:
      Stock                                                                                             1,780          317
      Trade debtors                                                                                    70,682       29,145
      Other debtors and prepaid expenses                                                                7,205        1,728
      Cash and bank deposits                                                                           75,394       51,518
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                  155,061       82,708
---------------------------------------------------------------------------------------------------------------------------
Creditors: amounts falling due within one year
      Bank loans and overdrafts                                                                         2,726        1,007
      Trade creditors                                                                                   7,546        4,241
      Accrued employee compensation                                                                    15,126        7,481
      Current corporation tax                                                                          11,534        6,428
      Accrued expenses and other current liabilities                                                   17,512        7,326
      Deferred revenue                                                                                 42,954       20,030
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                              97,398       46,513
---------------------------------------------------------------------------------------------------------------------------
Net current assets                                                                                     57,663       36,195
---------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                                 224,963       77,311
Creditors: amounts falling due after more than one year                                                   -             12
Provision for liabilities and charges: deferred taxation                                                8,884        6,407
---------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                            216,079       70,892
---------------------------------------------------------------------------------------------------------------------------
Capital and reserves
      Called up share capital                                                                           2,873        1,588
      Share premium account and other reserves                                                        189,261       30,196
      Profit and loss account                                                                          23,945       39,108
---------------------------------------------------------------------------------------------------------------------------
Total  shareholders' equity                                                                           216,079       70,892
---------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  June 3, 1999                 By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer